UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RULE 12b-25

NOTIFICATION OF LATE FILING

(Check One):	( ) Form 10-K	( )Form 11-K	( )Form 20-F
	(X) Form 10-Q	( )Form N-SAR

For Period Ended: June 30, 2009

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _ __________________________________

PART I
REGISTRANT INFORMATION

Commission File Number 0-28383

Full name of registrant: _Table Trac, Inc.
Former name if applicable:

Address of principal executive office (Street and number): _15612 Highway 7, Suite 331
City, State and zip code: Minnetonka, MN 55345

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(X)	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(X)	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is not able to file its Form 10-Q within the prescribed time period because of the Company's limited number of employees. This was compounded by the need for these employees to prepare for and participate in one of the largest trade shows of the Company's industry. Proper review by the Company's board of directors was also delayed due to their participation in this trade show. The delay could not have been avoided without unreasonable effort and expense. Nevertheless, the Company anticipates completing such filing on or before the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Chad Hoehne	(952) 548-8877
(Name)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). (X)-Yes ( )- No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ( )-Yes (X)- No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Table Trac, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:August 14, 2009
By: /s/ Chad Hoehne
President and Chief Executive Officer